ORCKIT COMMUNICATIONS LTD.
                  SCHEDULE - VALUATION AND QUALIFYING ACCOUNTS
                       Three Years Ended December 31, 2002
                              (U.S. $ In thousands)



                 Column A                     Column B        Column C       Column D          Column E
                                             Balance at      Additions                          Balance
                                            beginning of    charged to                         at end of
                                               period        expenses       Deductions          period
Allowance for doubtful accounts:
    Year ended December 31, 2002                  $ 549                        $ (466)             $ 83
                                                  =====                        ======              ====
    Year ended December 31, 2001                  $ 150         $ 399                             $ 549
                                                  =====         =====                             =====
    Year ended December 31, 2000                  $ 100          $ 50                             $ 150
                                                  =====          ====                             =====


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